

10028868



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Mail Processing Section

SEC

FEB 24 2010

Washington, DC 122

SEC FILE NUMBER
8- 19082

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING____January 1, 2009____AND ENDING____December 31, 2009____
                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Carty & Company, Inc.

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

	FIRM I.D. NO.

6263 Poplar Avenue, Suite 800
                              (No. and Street)

Memphis	TN	38119
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John C. Dallosta, Jr.   (901) 767-8940
                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jackson, Howell & Associates, PLLC
                    (Name – *if individual, state last, first, middle name*)

7240 Goodlett Farms Pkwy, Ste 101	Cordova	TN	38016-4925
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, __John C. Dallosta, Jr.__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Carty & Company, Inc.__ , as of __December 31__ , 20 __09__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____ Signature

_____ Title

_____
Notary Public

STATE OF TENNESSEE NOTARY PUBLIC COUNTY OF SHELBY

My Comm. Exp. 5-2-2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

JACKSON, HOWELL & ASSOCIATES, PLLC
CERTIFIED PUBLIC ACCOUNTANTS/BUSINESS CONSULTANTS

MEMBERS AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
PRIVATE COMPANIES PRACTICE SECTION

PARTNERS:

LARRY W. JACKSON, CPA
GARY J. HOWELL, CPA
ROBERT L. GOSS, CPA
DAVID L. JACKSON, CPA
JIMMY R. ADKINS, CPA
MICHAEL L. STERLING, CPA
CYNTHIA C. ROBB, CPA

TENNESSEE
7240 GOODLETT FARMS PARKWAY, SUITE 101
CORDOVA, TENNESSEE 38016-4925
(901) 683-5100 (O) / (901) 683-0562 (F)

ARKANSAS
301 EAST BROADWAY STREET
WEST MEMPHIS, ARKANSAS 72301-3173
(870) 735-2683 (O) / (870) 735-5871 (F)

E-MAIL: JHH@JHHCPA.COM

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Carty & Company, Inc.
Memphis, Tennessee

We have audited the accompanying statement of financial condition of Carty & Company, Inc. as of December 31, 2009, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Carty & Company, Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cordova, Tennessee
February 18, 2010

Jackson Howell & Associates, PLLC

Carty & Company, Inc.
STATEMENT OF FINANCIAL CONDITION
December 31, 2009

ASSETS

Cash	$ 759,745
Receivables:	
Broker-dealers and clearing organizations	100,033
Officers, directors and employees	603,401
Securities owned, at fair value	5,252,028
Furniture, equipment and leasehold improvements, net of accumulated depreciation of $937,768	214,620
Deferred income taxes	615,388
Other assets	110,864
	$7,656,079

LIABILITIES AND STOCKHOLDER'S EQUITY

Payable to broker-dealers	$ 522,804
Securities sold, not yet purchased	4,765
Accounts payable and accrued liabilities	629,022
	1,156,591

COMMITMENTS AND CONTINGENT LIABILITIES   -

STOCKHOLDER'S EQUITY

Common stock, no par value; authorized 25,000 shares; issued 10,500 shares; outstanding 3,833 1/3 shares	2,208,790
Retained earnings	4,371,716
	6,580,506
Less cost of 6,666 2/3 shares of treasury stock	81,018
	6,499,488
	$7,656,079

The accompanying notes are an integral part of these financial statements.


Carty & Company, Inc.
STATEMENT OF INCOME
For the Year Ended December 31, 2009


REVENUE:

Trading securities	$7,948,836
Commissions	267,496
Interest income	430,607
Other income	9,567
	8,656,506

EXPENSES:

Commissions	3,789,749
Employee compensation	1,417,881
Clearance to non-brokers	301,412
Occupancy	346,669
Communications	131,939
Interest	128,543
Data processing	69,195
Regulatory expenses	123,399
Other general, administrative and operating expenses	980,038
	7,288,825
INCOME BEFORE INCOME TAXES	1,367,681

INCOME TAX EXPENSE:

Current	-
Deferred	491,427
	491,427
NET INCOME	$ 876,254

The accompanying notes are an integral part of these financial statements.

Carty & Company, Inc.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2009

	Common Stock	Retained Earnings	Treasury Stock	Total
Balance at January 1, 2009	$2,208,790	$3,495,462	$(81,018)	$5,623,234
Net income	-	876,254	-	876,254
Balance at December 31, 2009	$2,208,790	$4,371,716	$(81,018)	$6,499,488

The accompanying notes are an integral part of these financial statements.

Carty & Company, Inc.
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
For the Year Ended December 31, 2009

Subordinated borrowings at January 1, 2009	$	-
Increases		-
Decreases		-
Subordinated borrowings at December 31, 2009	$	-

The accompanying notes are an integral part of these financial statements.

Carty & Company, Inc.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	$ 876,254
Adjustments to reconcile net income to cash used in operating activities:	
Depreciation	90,165
Deferred tax expense	491,427
(Increase) decrease in operating assets:	
Net receivable from broker-dealers and clearing organizations	15,589
Securities owned	(1,796,933)
Commissions and other receivables	(167,900)
Other	177,510
Increase (decrease) in operating liabilities:	
Securities sold, not yet purchased	3,807
Accounts payable and accrued liabilities	80,954
NET CASH USED IN OPERATING ACTIVITIES	(229,127)

CASH FLOWS FROM INVESTING ACTIVITIES:

Payments for purchase of equipment	(57,738)
NET CASH USED IN INVESTING ACTIVITIES	(57,738)
DECREASE IN CASH	(286,865)
CASH AT BEGINNING OF YEAR	1,046,610
CASH AT END OF YEAR	$ 759,745

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:

Cash paid during the year for:	
Interest	$ 128,543
Income taxes	$ -
Noncash financing activity - net payments on borrowings under secured demand note collateral agreements	$ 4,192,724

The accompanying notes are an integral part of these financial statements.

NOTE A - OPERATIONS AND ORGANIZATION

Carty & Company, Inc. is a securities broker-dealer operating under provisions of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a wholly-owned subsidiary of Carty Financial Corporation.

The Company operates primarily as a principal in transactions for the purchase and sale of various types of debt securities which include obligations of the United States Government, federal government agencies, various state and local governments, and corporate debt. The Company also acts as agent for customers in acquiring certificates of deposits, equity securities, mutual funds and private placement of mortgage loans.

The Company's securities transactions are made primarily with individuals, financial institutions, credit unions, private organizations and other broker-dealers.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

The Company has contracted with Pershing, LLC to act in the capacity of its clearing broker and all customer funds and securities are safe kept with that institution in accordance with the Securities and Exchange Commission regulations. The customer's funds and securities are protected to limits provided by the Securities Investor Protection Corporation (SIPC) with additional protection provided by a third party to cover the entire account net equity up to an aggregate of $100 million.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Recording Security Transactions
Purchases and sales of securities and related commission revenues and expenses are recorded on a settlement date basis, generally the third business day following the trade date. If materially different, transactions are adjusted to a trade date basis.

Collateral
The Company continues to report assets it has pledged as collateral in secured borrowing and other arrangements when the secured party cannot sell or pledge the assets.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Securities Owned and Securities Sold, But Not Yet Purchased

Marketable securities, consisting of stocks, corporate bonds, state, municipal and United States and agencies obligations, and securities sold but not yet purchased, are valued at market value. Securities not readily marketable are stated at their estimated value. Rules and regulations of the Securities and Exchange Commission require valuation of broker-dealer owned securities to be valued at market. Unrealized gains and losses have been included in income.

Accounting for Bad Debts

The Company uses the direct write-off method of accounting for bad debts. Management has reviewed all material accounts receivable and has charged operations with all amounts above anticipated collections. Management views all material amounts remaining as collectible; therefore, a provision for doubtful accounts has not been made.

Property and Equipment

Property and equipment are stated at cost.

Depreciation expense is determined by the straight-line method over the estimated useful lives of the assets, which range from three to ten years. Leasehold improvements are amortized over the lesser of the economic useful life or the term of the lease.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising Costs

The Company expenses all advertising costs, including direct response advertising costs, as they are incurred. Total advertising costs for the year ended December 31, 2009 were $7,116.

Income Taxes

The Company is included in the consolidated federal income tax return filed by its Parent. Federal income taxes are calculated as if the Company filed a separate return; and the amount of current tax expense or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Allocated Expenses from Parent Company
The Parent incurs the costs of salaries, commissions and related expenses and allocates such costs to the operations of the Company. The Parent charges the Company a management fee to cover salary processing costs.

Events Occurring After Report Date
The Company has evaluated events and transactions that occurred between December 31, 2009 and February 18, 2010, which is the date that the financial statements were available to be issued, for possible recognition or disclosure in the financial statements.

NOTE C - FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

Following is a description of the valuation methodologies used for the assets measured at fair value. There have been no changes in the methodologies used at December 31, 2009.

U. S. government securities: Valued at the closing price reported in the active market in which the individual securities are traded.

NOTE C - FAIR VALUE MEASUREMENT - CONTINUED

Municipal securities: Certain municipal securities are valued at the closing price reported in the active market in which the security is traded. Other municipal securities are valued based on yields currently available on comparable securities of issuers with similar credit ratings, maturity dates, and other factors related to the security.

Corporate bonds: Certain corporate bonds are valued at the closing price reported in the active market in which the bond is traded. Other corporate bonds are valued based on yields currently available on comparable securities of issuers with similar credit ratings.

Common stocks: Certain common stocks are valued at the closing price reported in the active market in which the individual securities are traded. Investments in certain restricted common stocks are valued at the quoted market price of the issuer's unrestricted common stock less an appropriate discount. If a quoted market price for unrestricted common stock of the issuer is not available, restricted common stocks are valued at a multiple of current earnings less an appropriate discount. The multiple chosen is consistent with multiples of similar companies based on current market prices.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2009.

Fair Value Measurements on a Recurring Basis
As of December 31, 2009

ASSETS	Level 1	Level 2	Level 3	Total
Cash	$ 759,745	$ -	$ -	$ 759,745
Securities owned:				
Obligations of the U.S. Government	944,196	-	-	944,196
Obligations of states, counties and				
municipalities	4,071,842	136,073	-	4,207,915
Corporate obligations	78,193	12,465	-	90,658
Stocks and warrants	9,259	-	-	9,259
TOTALS	$5,863,235	$148,538	$ -	$6,011,773

NOTE C - FAIR VALUE MEASUREMENT - CONTINUED

LIABILITIES

Securities sold, not yet purchased:
Obligations of states, counties

and municipalities	$ 4,765	$ -	$ -	$ 4,765
TOTALS	$ 4,765	$ -	$ -	$ 4,765

NOTE D - RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2009, consist of the following:

	Receivable	Payable
Deposits	$ 100,000	$ -
Receivable from clearing organizations	33	-
Payable to clearing organizations	-	522,804
	$ 100,033	$522,804

The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The amount payable to the clearing broker relates to the aforementioned transactions and is collateralized by securities owned by the Company.

NOTE E - SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Marketable securities owned and sold, not yet purchased, consist of trading and investment securities at market value, as follows:

	Owned	Sold, Not Yet Purchased
Obligations of the United States Government	$ 944,196	$ -
Obligations of states, counties, and municipalities	4,207,915	4,765
Corporate obligations	90,658	-
Stocks and warrants	9,259	-
	$5,252,028	$ 4,765

NOTE E - SECURITIES OWNED AND SOLD, NOT YET PURCHASED - CONTINUED

Securities sold, but not yet purchased are securities the Company has sold that it does not currently own and will, therefore, be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2009, at fair values of the related securities and will incur a loss if the fair value of the securities increases subsequent to December 31, 2009.

NOTE F - INCOME TAX MATTERS

Net deferred tax assets consist of the following components as of December 31, 2009:

Deferred tax assets (liabilities):
Net operating loss carryforward	$615,092
Property and equipment	296
Less valuation allowance	-
	$615,388

Current and deferred taxes by jurisdiction are as follows:

	Current	Deferred	Total
Federal	$ -	$402,119	$ 402,119
State and local	-	89,308	89,308
	$ -	$491,427	$ 491,427

The alternative minimum tax (AMT) credit carryforward may be carried forward indefinitely to reduce future regular income taxes payable. The AMT credit carryforward as of December 31, 2009 was $20,666. The net operating loss (NOL) carryforward may be carried forward for 20 years, and any unused NOL will expire as follows:

	Federal	State
December, 2027	$ 496,541	$ -
December, 2028	1,226,927	447,895
	$1,723,468	$447,895

NOTE F - INCOME TAX MATTERS - CONTINUED

The income tax provision differs from the amount of income tax expense determined by applying the U.S. federal income tax rate to pretax income from continuing operations for the year ended December 31, 2009 due to the following:

Computed "expected" tax expense	$465,012
Increase (decrease) in income tax expense resulting from:	
Nondeductible expenses	16,173
Nontaxable income	(74,704)
State income tax benefit, net of federal expense	58,843
Other adjustments, net	26,103
	$491,427

NOTE G - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined under the applicable rules, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of $4,512,724, which was $4,262,724 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was .14 to 1.

NOTE H - 401(k) PROFIT SHARING PLAN

The Company's employees are included in Carty & Company's qualified 401(k) profit sharing plan. The Company's contribution to the plan is determined by the Board of Directors and is discretionary. The Company contributed $16,895 to the profit sharing plan for the year ended December 31, 2009.

NOTE I - COMMITMENTS AND CONTINGENCIES

The Company is obligated for monthly lease payments on its general office until September 30, 2018. The lease requires annual rental payments as follows:

	Amount
December 31, 2010	$245,232
December 31, 2011	$248,773
December 31, 2012	$252,314
December 31, 2013	$255,855
December 31, 2014	$259,397
December 31, 2015	$262,938
December 31, 2016	$266,479
December 31, 2017	$201,851

During the year, the Company incurred building lease expense of $253,903.

NOTE J - GUARANTEES

FASB ASC 460, *Guarantees*, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtness of others.

Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

NOTE J - GUARANTEES - CONTINUED

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

NOTE K - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISKS AND CONCENTRATION OF CREDIT RISK

In the normal course of business, the Company may be exposed to risks in the execution of securities transactions. These transactions involve elements of risk as to credit extended, market fluctuations, and interest rate changes.

The Company's securities transactions clear primarily on a delivery versus payment basis. In transactions with repurchase agreements, margin may be required if market conditions are such as to indicate excessive elements of risk in these transactions. The execution of substantially all purchases and sales of securities requires the performance of another party to fulfill the transactions. In the event that a counter-party to the transaction fails to satisfy its obligation, the Company may be required to purchase or sell the security at the prevailing market price, which may have an adverse effect.

The nature of the securities industry is such that large cash balances are maintained in various financial institutions. These balances may exceed the limits of coverage guaranteed by the Federal Deposit Insurance Corporation.

The Company, as a securities broker-dealer, is engaged in various securities trading activities with a variety of customers including individuals, financial institutions, credit unions, insurance companies, pension plans, and other broker-dealers. The Company's exposure to credit risk associated with the non-performance of these counter-parties could be impacted by changing market conditions which would impair the counter-parties ability to satisfy their obligations to the Company.

NOTE L - RELATED PARTY TRANSACTIONS

Carty & Company, Inc. is a wholly-owned subsidiary of Carty Financial Corporation. During the year, Carty Financial Corporation allocated $5,207,630 in direct wage costs and payroll taxes to the Company.

NOTE M - ANNUAL REPORT OF FORM X-17A-5

The annual report to the Securities and Exchange Commission on Form X-17A-5 is available for examination and copying at the Company's office and at the regional office of the Securities and Exchange Commission.

NOTE N - COLLATERAL

Amounts that the Company has pledged as collateral, which are not reclassified and reported separately, at December 31, 2009, consist of the following:

Financial Statement Classification	Carrying Amount
Securities owned- at fair value	$5,252,028

SUPPLEMENTARY INFORMATION

Carty & Company, Inc.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
December 31, 2009

SCHEDULE I

Net capital:
  Total stockholder's equity $6,499,488

Deductions and/or charges:		
Nonallowable assets:		
Unsecured receivables - other	$ 603,401	
Securities not readily marketable	-	
Furniture, equipment and leasehold improvements, net	214,620	
Deferred income taxes	615,388	
Other assets	66,610	
	1,500,019	
Excess deductible on broker's bond	20,000	1,520,019
Net capital before haircuts on securities positions		4,979,469
Haircuts on securities:		
U. S. and Canadian government obligations	45,824	
State and municipal government obligations	412,134	
Corporate obligations	7,395	
Stocks and warrants	1,392	466,745

NET CAPITAL $4,512,724

Aggregate indebtedness:
  Items included in statement of financial condition:
    Accounts payable and accrued expenses $ 629,022

AGGREGATE INDEBTEDNESS $ 629,022

SCHEDULE I - CONTINUED

Computation of basic net capital requirement:
Minimum net capital required $ 250,000

Excess net capital $4,262,724

Excess net capital at 1000% $4,449,822

Ratio of aggregate indebtedness to net capital   .14 to 1

There are no material differences between the Company's computation of net capital under Rule 15c3-1 included in Part II of Form X-17A-5 as of December 31, 2009 and the computation above; therefore, no reconciliation of the computation of net capital under Rule 15c3-1 is included.

INDEPENDENT AUDITORS' REPORT ON THE

INTERNAL CONTROL STRUCTURE

JACKSON, HOWELL & ASSOCIATES, PLLC
CERTIFIED PUBLIC ACCOUNTANTS/BUSINESS CONSULTANTS



PARTNERS:

LARRY W. JACKSON, CPA

GARY J. HOWELL, CPA

ROBERT L. GOSS, CPA

DAVID L. JACKSON, CPA

JIMMY R. ADKINS, CPA

MICHAEL L. STERLING, CPA

CYNTHIA C. ROBB, CPA

MEMBERS AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
PRIVATE COMPANIES PRACTICE SECTION

TENNESSEE
7240 GOODLETT FARMS PARKWAY, SUITE 101
CORDOVA, TENNESSEE 38016-4925
(901) 683-5100 (O) / (901) 683-0562 (F)

ARKANSAS
301 EAST BROADWAY STREET
WEST MEMPHIS, ARKANSAS 72301-3173
(870) 735-2683 (O) / (870) 735-5871 (F)

E-MAIL: JHH@JHHCPA.COM

INDEPENDENT AUDITORS' REPORT ON THE INTERNAL CONTROL STRUCTURE

Board of Directors
Carty & Company, Inc.
Memphis, Tennessee

In planning and performing our audit of the financial statements and supplementary schedule of Carty & Company, Inc. (the Company) for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5 (g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examination, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements of prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subjected to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Aurthority, and other regulatory agencies which would rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Cordova, Tennessee
February 18, 2010

Jackson, Howell & Associates, PLLC

INDEPENDENT ACCOUNTANTS' REPORT ON

APPLYING AGREED-UPON PROCEDURES RELATED

TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION


MEMBERS AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
PRIVATE COMPANIES PRACTICE SECTION

PARTNERS:

LARRY W. JACKSON, CPA
GARY J. HOWELL, CPA
ROBERT L. GOSS, CPA
DAVID L. JACKSON, CPA
JIMMY R. ADKINS, CPA
MICHAEL L. STERLING, CPA
CYNTHIA C. ROBB, CPA

TENNESSEE
7240 GOODLETT FARMS PARKWAY, SUITE 101
CORDOVA, TENNESSEE 38016-4925
(901) 683-5100 (O) / (901) 683-0562 (F)

ARKANSAS
301 EAST BROADWAY STREET
WEST MEMPHIS, ARKANSAS 72301-3173
(870) 735-2683 (O) / (870) 735-5871 (F)

E-MAIL: JHH@JHHCPA.COM

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Directors
Carty & Company, Inc.
Memphis, Tennessee

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Transitional Assessment Reconciliation (Form SIPC-7T)) to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2009, which were agreed to by Carty & Company, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Carty & Company, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Carty & Company, Inc.'s management is responsible for Carty & Company, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries and check copies noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, quarterly Forms X-17A-5 and monthly internal financial statements noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers and reconciliation of Form SIPC-7T amounts prepared by the Company supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance.

Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Cordova, Tennessee
February 18, 2010

Jackson, Howell & Associates, PLLC

Carty & Company, Inc.

FINANCIAL REPORT

December 31, 2009